September 26, 2019

Christopher J. Henderson
Executive Vice President and General Counsel
Salem Media Group, Inc.
4880 Santa Rosa Road
Camarillo, California 93012

       Re: Salem Media Group, Inc.
           Registration Statement on Form S-3
           Filed September 20, 2019
           File No. 333-233861

Dear Mr. Henderson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Garett Sleichter, Esq.